Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Vishay Intertechnology, Inc. for the registration of shares of its common stock, preferred stock, debt securities, warrants, units and subscription rights and to the incorporation by reference therein of our reports dated February 13, 2026, with respect to the consolidated financial statements of Vishay Intertechnology, Inc., and the effectiveness of internal control over financial reporting of Vishay Intertechnology, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 29, 2026